UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

November 06, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

Smith+Nephew Third Quarter 2025 Trading Report

6 November 2025

Smith+Nephew (LSE:SN, NYSE:SNN) trading update for the third quarter ended 27 September 2025.

Q3 Highlights1,2
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Q3 revenue of $1,501 million (Q3 2024: $1,412 million), representing 5.0% underlying revenue growth. Reported growth was 6.3% including 130bps currency tailwind. There were the same number of trading days as the prior year
●
Orthopaedics underlying revenue growth was 4.1% (reported growth 5.1%), with strong growth from US Hip Implants continuing to offset weaker US Knee Implants
●
Sports Medicine & ENT underlying revenue growth was 5.1% (reported growth 6.4%), with strong growth outside of China and VBP headwinds starting to abate
●
Advanced Wound Management underlying revenue growth was 6.0% (reported growth 7.8%), led by double-digit growth in Advanced Wound Bioactives
●
Continued higher cadence of product launches to underpin further growth

Full Year Outlook: Revenue and Profit Margin Unchanged; Free Cash Flow Guidance Raised1,2
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We continue to expect full-year underlying revenue growth to be around 5.0% (reported growth around 5.7%), and trading profit margin to expand to between 19.0% and 20.0%
●
Outlook includes an expected net impact of $15 to $20 million from tariffs in 2025, based on announced measures, and mitigations, as previously stated
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Free cash flow guidance raised to around $750 million (previously more than $600 million), reflecting strong working capital discipline and operational efficiency

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Share Buyback
●
$500 million share buyback completed, reflecting strong cash generation and balance sheet

Capital Markets Days
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Capital Markets Days for institutional investors and financial analysts in London and New York (8 and 11 December 2025 respectively) introducing new strategy and mid-term priorities and financial goals, and reviewing innovation portfolio

Deepak Nath, Chief Executive Officer, said:

"Our third quarter results again demonstrate how the 12-Point Plan has improved Smith+Nephew's revenue growth profile, keeping us on track to meet our full-year outlook for revenue growth and a step-up in trading profit margin. Additionally, we are pleased to be able to raise our guidance for improved free cash flow, which we now expect to be around $750 million, a more than five-fold increase since 2023.

"As we approach the end of the 12-Point Plan our business is undoubtedly in a better place. We have embedded greater accountability, faster decision making, better execution, and increased customer focus. New products are demonstrably driving higher levels of revenue growth, and our pipeline is full of further exciting innovation."

Enquiries

Investors
Emily Heaven / Cora McCallum	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst Conference Call
A conference call to discuss Smith+Nephew's third quarter results will be held today at 8.30am GMT / 4.30am EST, details of which are available on the Smith+Nephew website at https://www.smith-nephew.com/en/who-we-are/investors.

Forward Calendar
We are hosting Capital Markets Days for institutional investors and financial analysts in London and New York on Monday 8 and Thursday 11 December 2025 respectively.

The full year results will be released on 2 March 2026.

Notes

1.   All numbers given are for the quarter or nine months ended 27 September 2025 unless stated otherwise.

2.   Unless otherwise specified as 'reported' all revenue growth throughout this document is 'underlying' after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2024 period.

'Underlying revenue growth' reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the same exchange rate.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

Third Quarter 2025 Trading Update

Our third quarter revenue was $1,501 million (Q3 2024: $1,412 million), representing underlying revenue growth of 5.0%. Reported revenue growth was 6.3% including a 130bps foreign exchange tailwind. Q3 2025 comprised 63 trading days, in line with Q3 2024.

Orthopaedics underlying revenue growth was 4.1% (reported growth 5.1%), Sports Medicine & ENT underlying revenue growth was 5.1% (reported growth 6.4%), and Advanced Wound Management underlying revenue growth was 6.0% (reported growth 7.8%).

Underlying revenue growth in our Established Markets was 4.9% (reported growth 6.4%). Within this, in the US we delivered underlying and reported revenue growth of 5.5%, and in Other Established Markets underlying revenue growth was 3.9% (reported growth 8.0%). Emerging Markets underlying revenue growth was 5.4% (reported growth 5.9%).

New Product Launches

Innovation has been a major contributor in our transformation to a higher growth business, with more than half of our revenue growth consistently coming from products launched within the previous five years. We continued to deliver on our exciting pipeline of new product launches and line extensions in the third quarter.

In Orthopaedics we launched CORIOGRAPH◊ Pre-Op Planning and Modeling Services for total shoulder arthroplasty. This innovative software offers image-based planning capabilities that enable surgeons to create a patient-specific plan for shoulder replacement through advanced biomechanical simulation. This launch completes the CORIOGRAPH Services portfolio which also includes solutions for knee and hip arthroplasty.

In Sports Medicine we announced the release of the Q-FIX◊ KNOTLESS All-Suture Anchor for soft tissue-to-bone fixation indications across multiple joint spaces including Shoulder, Hip, and Foot & Ankle. This new option builds on the long-standing success and performance of the best-in-class anchor fixation strength of the Q-FIX Family.

In Advanced Wound Management we launched the CENTRIO Platelet-Rich-Plasma (PRP) System, a biodynamic hematogel derived from a patient's own platelets and plasma that, once applied, may assist the natural healing process by maintaining a moist wound environment. CENTRIO PRP System can help manage chronic exuding wounds including diabetic foot ulcers (DFUs), venous leg ulcers (VLUs) and pressure ulcers.

We also announced further clinical evidence during the quarter, validating the strength of key products. In Orthopaedics a 2-year randomised controlled trial demonstrated that the JOURNEY◊ II Total Knee Arthroplasty (TKA), when paired with Smith+Nephew's handheld robotic system, resulted in sustained improvements in clinical outcomes compared to conventional TKA. In Sports Medicine we announced a Strong Recommendation for the REGENETEN◊ Bioinductive Implant in updated Clinical Practice Guidelines for the Management of Rotator Cuff Injuries from the American Academy of Orthopaedic Surgeons (AAOS). In Advanced Wound Management new data demonstrated the pressure injury prevention mechanism of action of our new ALLEVYN◊ COMPLETE CARE Foam Dressing.

Consolidated Revenue Analysis for the Third Quarter

	27 September	28 September	Reported	Underlying	Acquisitions	Currency
	2025	2024(i)	growth	growth(ii)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	577	549	5.1	4.1	-	1.0
Knee Implants	235	229	2.6	1.5	-	1.1
Hip Implants	154	146	4.8	3.7	-	1.1
Other Reconstruction(iii)	29	26	12.4	9.7	-	2.7
Trauma & Extremities	159	148	8.2	7.5	-	0.7

Sports Medicine & ENT	469	441	6.4	5.1	-	1.3
Sports Medicine Joint Repair	255	232	10.0	8.6	-	1.4
Arthroscopic Enabling Technologies	157	154	1.5	0.2	-	1.3
ENT (Ear, Nose and Throat)	57	55	4.8	4.3	-	0.5

Advanced Wound Management	455	422	7.8	6.0	-	1.8
Advanced Wound Care	197	190	3.8	1.1	-	2.7
Advanced Wound Bioactives	158	140	12.5	12.2	-	0.3
Advanced Wound Devices	100	92	8.8	6.7	-	2.1

Total	1,501	1,412	6.3	5.0	-	1.3

Consolidated revenue by geography
US	789	748	5.5	5.5	-	-
Other Established Markets(iv)	447	414	8.0	3.9	-	4.1
Total Established Markets	1,236	1,162	6.4	4.9	-	1.5
Emerging Markets	265	250	5.9	5.4	-	0.5
Total	1,501	1,412	6.3	5.0	-	1.3

(i)   Restated for reclassification of robotics consumables revenue from Other Reconstruction to Knee and Hip implants
(ii)  Underlying growth is defined in Note 2 on page 2
(iii) Other Reconstruction includes robotics capital sales and cement
(iv) Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

Orthopaedics

In our Orthopaedics business unit, underlying revenue growth was 4.1% (reported growth 5.1%).

Knee Implants underlying revenue growth was 1.5% (reported growth 2.6%). Within this, US revenue declined -2.3% on both an underlying and reported basis as growth continued to be held back by our ongoing actions to rationalise our portfolio, as stated previously. While this is the right strategy for the business, it has led to some volume loss in the process. Outside the US, Knee Implants delivered underlying revenue growth of 6.2% (reported growth 8.7%), built upon the improved commercial execution delivered through the 12-Point Plan.

Hip Implants underlying revenue growth was 3.7% (reported growth 4.8%). Within this, revenue grew strongly in the US, up 6.3% on both an underlying and reported basis. The sustained good US performance, which was above market again, reflects the successful and on-going launch of the new CATALYSTEM◊ Primary Hip System. Outside the US, Hip Implants underlying revenue growth was 0.2% (reported growth 2.9%), with a weak quarter in China. We are starting to expand the CATALYSTEM launch to other markets, including launching in Japan in the quarter.

Other Reconstruction underlying revenue growth was 9.7% (reported growth 12.4%) driven by sales of our robotics-assisted CORI◊ Surgical System, including placements in Ambulatory Surgery Centers (ASCs) and Teaching Institutes.

Trauma & Extremities underlying revenue growth was 7.5% (reported growth 8.2%), an acceleration in performance over the first half of the year. We delivered strong growth from our EVOS◊ Plating System, our limb restoration business, and from the AETOS◊ Shoulder System as we continue to expand its launch in the US. Our new TRIGEN◊ MAX Tibia nailing system is being well received following its launch in the first half of the year.

Sports Medicine & ENT

Our Sports Medicine & ENT business unit delivered underlying revenue growth of 5.1% (reported growth 6.4%). Underlying revenue growth was 8.9% excluding China (reported growth ex-China 10.2%). The China headwind is reducing as we lap the start of implementation of Volume Based Procurement (VBP) in Sports Medicine Joint Repair. VBPs in Arthroscopic Enabling Technologies and ENT are still to come, but we expect the headwinds to be much smaller given the relative size of the businesses. We have taken actions to manage our inventory ahead of implementation.

Sports Medicine Joint Repair underlying revenue growth was 8.6% (reported growth 10.0%), including the VBP impact. Underlying revenue growth outside of China was 13.0% (reported growth ex-China 14.4%) driven by double-digit growth from our REGENETEN◊ Bioinductive Implant. In October we announced that the American Medical Association (AMA) CPT Editorial Panel had established a Category I Current Procedural Terminology (CPT) code for procedures involving our CARTIHEAL◊ AGILI-C◊ Cartilage Repair Implant, effective January 1, 2027. The Category I CPT code will streamline reimbursement processes for providers and payers, supporting the integration of the CARTIHEAL Implant into standard clinical practice. It also reflects the AMA's recognition of the procedure's clinical efficacy, safety, and widespread physician adoption.

Arthroscopic Enabling Technologies underlying revenue growth was 0.2% (reported growth 1.5%). As previously reported, performance reflects headwinds in China as the sector prepares for a VBP process on mechanical resection blades and COBLATION◊ wands. Underlying revenue growth excluding China was 3.9% (reported growth ex-China 5.2%), led by growth in COBLATION and patient positioning systems that help provide unimpeded access for surgeons during procedures.

ENT underlying revenue growth 4.3% (reported growth 4.8%). As with last quarter, performance was driven by our nose portfolio including double-digit growth from our ARIS◊ COBLATION turbinates business, while the US tonsils and adenoids market continued to show volatility during the quarter. The ENT VBP process is expected in the first half of 2026.

Advanced Wound Management

Our Advanced Wound Management business unit delivered underlying revenue growth of 6.0% (reported growth 7.8%).

Advanced Wound Care underlying revenue growth was 1.1% (reported growth 3.8%). Good growth outside the US was offset by some softness in the US ahead of our ALLEVYN◊ COMPLETE CARE product launch there in the fourth quarter. Outside the US our foams portfolio performed well, including tender wins in the Middle East.

Advanced Wound Bioactives underlying revenue growth was 12.2% (reported growth 12.5%), with double-digit growth from SANTYL◊. On 31 October 2025, the US Centers for Medicare & Medicaid Services (CMS) issued the final update to Medicare reimbursement for skin substitutes in the physician office setting, which was broadly in line with the initial proposed rate. We continue to anticipate that this will be a headwind to Advanced Wound Management sales and have a 25 to 50bps negative impact on Group trading profit margin in 2026. However, there are still some unknowns, including how it will impact clinical practice and physician behaviour, which will only become clear after implementation.

Advanced Wound Devices underlying revenue growth was 6.7% (reported growth 8.8%), with strong growth from our PICO◊ Single-Use NPWT System, which is benefitting from targeted initiatives in the surgical setting in the US, and from our LEAF◊ Patient Monitoring System for pressure injury prevention.

Share Buyback Completed

The share buyback to return $500 million to shareholders, announced within our second quarter and half year results, was completed on 7 October 2025.

Full Year 2025 Outlook

We are on-track to meet our full year target of another year of strong revenue growth and a significant step-up in trading profit margin, notwithstanding the uncertainties around the imposition of tariffs.

We expect underlying revenue growth to be around 5% (around 5.7% based on exchange rates prevailing on 31 October 2025).

Full year trading profit margin is expected to be in the range of 19.0% to 20.0%, a significant step-up year-on-year (2024: 18.1%).

In addition, we are raising our guidance for free cash flow to around $750 million, driven by good working capital discipline, particularly in Orthopaedics, and operational efficiency over the life of the 12-Point Plan. This was previously guided to be more than $600 million.

The impact of tariffs for 2025 remains a net headwind of around $15 to $20 million, as previously stated, and will compound further in 2026. We will continue to work to mitigate the impact.

We continue to expect to drive further margin expansion beyond 2025 through continued momentum and efficiency gains.

Capital Markets Days

We are hosting Capital Markets Days for institutional investors and financial analysts in London and New York on Monday 8 and Thursday 11 December 2025 respectively.

The London event will introduce Smith+Nephew's new strategy following the conclusion of the 12-Point Plan, including mid-term priorities and financial goals.

The New York event will provide greater detail on Smith+Nephew's innovative portfolio that will drive the next phase of growth. The event will include insight from the following Smith+Nephew customers and Key Opinion Leaders:

●
Ravi Bashyal, MD, FAAOS, Director of Outpatient Hip and Knee Replacement Surgery at NorthShore University in Chicago. Dr Bashyal specialises in robotic minimally invasive hip and knee replacement and was an early adopter of PICO to manage the risk of surgical site complications. He has published extensively on reducing surgical site infections and complications. Dr Bashyal will talk about the impact of surgical site complications in orthopaedic surgery for the patient, surgeon, and system. He will also discuss how PICO has enabled him to manage the risk and improve patient outcomes, and his work to educate other surgeons on complication reduction, improving the standard of care.
●
Anil Ranawat, MD, orthopaedic surgeon at the Hospital for Special Surgery in New York specialising in sports injuries of the hip, knee, and shoulder. Dr Ranawat will talk about Smith+Nephew's comprehensive Sports Medicine product portfolio, including how he uses REGENETEN and CARTIHEAL to improve patient outcomes and the potential he sees for advanced enabling technologies, such as Spatial Surgery (including the TESSA◊ Spatial Surgery System), to shape the future of arthroscopic surgery.
●
Steven Haas, MD, orthopaedic surgeon at the Hospital for Special Surgery and New York-Presbyterian Hospital in New York City. He is also Professor of Clinical Orthopaedic Surgery at Weill Cornell Medical College and currently serves as President of The Knee Society. Dr Haas chaired the Knee Service at HSS for 18 years. Dr Haas will discuss the rise of robotic-assisted knee surgery and the increasing transition of procedures from inpatient to outpatient.
Both events will be led by Chief Executive Officer Deepak Nath, accompanied by Chief Financial Officer John Rogers and members of the Executive Committee. Each event will include product demonstrations for those attending in person.

Participants are encouraged to attend both events, either in person or virtually. In person attendance at these events requires pre-registration via the investor section of the Smith+Nephew website. The sessions will also be webcast and the presentations made available via the website.

Consolidated Revenue Analysis for Nine Months to 27 September 2025

	27 September	28 September	Reported	Underlying	Acquisitions	Currency
	2025	2024(i)	growth	growth(ii)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	1,770	1,697	4.3	4.1	-	0.2
Knee Implants	736	722	1.8	1.7	-	0.1
Hip Implants	467	458	2.0	1.9	-	0.1
Other Reconstruction(iii)	93	70	32.1	30.8	-	1.3
Trauma & Extremities	474	447	6.2	6.0	-	0.2

Sports Medicine & ENT	1,392	1,330	4.7	4.4	-	0.3
Sports Medicine Joint Repair	764	715	6.9	6.6	-	0.3
Arthroscopic Enabling Technologies	464	459	1.1	0.8	-	0.3
ENT (Ear, Nose and Throat)	164	156	5.2	5.1	-	0.1

Advanced Wound Management	1,299	1,212	7.2	6.8	-	0.4
Advanced Wound Care	563	547	2.8	2.0	-	0.8
Advanced Wound Bioactives	442	402	10.1	10.1	-	-
Advanced Wound Devices	294	263	12.1	11.5	-	0.6

Total	4,461	4,239	5.3	5.0	-	0.3

Consolidated revenue by geography
US	2,375	2,241	6.0	6.0	-	-
Other Established Markets(iv)	1,344	1,255	7.1	5.4	-	1.7
Total Established Markets	3,719	3,496	6.4	5.8	-	0.6
Emerging Markets	742	743	-0.1	1.2	-	-1.3
Total	4,461	4,239	5.3	5.0	-	0.3

(i)   Restated for reclassification of robotics consumables revenue from Other Reconstruction to Knee and Hip implants
(ii)  Underlying growth is defined in Note 2 on page 2
(iii) Other Reconstruction includes robotics capital sales and cement
(iv) Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.8 billion in 2024. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on LinkedIn, Instagram, Facebook or X.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 06, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary